EXHIBIT 99.1

Intermap Partners with NSG UP42 to Expand Access to Elevation Intelligence in Saudi Arabia

AI-ready terrain data helps users turn complex elevation information into actionable intelligence for infrastructure, flood risk, energy and national development planning

DENVER, July 14, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies, a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics, today announced a partnership with NSG UP42, the Kingdom of Saudi Arabia’s first national Earth observation data platform.

Global demand for geospatial data and location-based intelligence continues to grow as governments and commercial organizations use advanced mapping, terrain analysis and spatial analytics to support infrastructure development, environmental monitoring, urban planning, energy operations and disaster resilience.

Industry research (https://www.marketsandmarkets.com/Market-Reports/geospatial-intelligence-market-198354497.html) projects the geospatial intelligence market to grow from $37.13 billion in 2025 to $62.88 billion by 2030, driven by broader adoption of location-based information and AI-supported spatial analysis across public and private organizations. This growth is increasing demand for reliable elevation data that can support decision-making at national scale. High-resolution Digital Terrain Models (DTMs) and Digital Surface Models (DSMs) provide foundational terrain intelligence for users planning infrastructure, assessing flood risk, evaluating land suitability and managing development across complex environments.

Through the NSG UP42 platform, users in Saudi Arabia can access Intermap’s advanced DTM and DSM services, which provide detailed 3D representations of terrain and surface features across large geographic areas. These datasets support terrain analysis, spatial planning, infrastructure development and environmental assessment by delivering reliable elevation intelligence for data-driven decision-making.

Intermap’s elevation intelligence supports critical planning and development applications across Saudi Arabia, including:

  Infrastructure planning and route design
  Flood risk mapping and water flow analysis
  Urban planning and terrain assessment
  Oil and gas route and site planning
  Environmental analysis and land assessment

By integrating Intermap’s elevation data into the NSG UP42 marketplace, the platform expands access to advanced Earth observation capabilities through a single, unified interface. The partnership supports NSG UP42’s mission to build a scalable, comprehensive Earth observation marketplace for Saudi Arabia while helping users apply reliable terrain intelligence to infrastructure, environmental and national development initiatives.

Learn more about Intermap’s elevation data products available through the NSG UP42 platform here (https://sa.up42.com/?utm_campaign=125768913Onboarding&utm_source=linkedin&utm_medium=social&utm_content=Partnership%20campaign).

Intermap Reader Advisory
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About Intermap
Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap's proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

About NSG UP42
NSG UP42 is Saudi Arabia’s national sovereign Earth Observation (EO) platform, established through the acquisition and localization of the global UP42 platform by Neo Space Group (NSG), a Public Investment Fund (PIF) company. The platform strengthens national geospatial capabilities by supporting government modernization, enterprise digital transformation, and the development of a thriving Earth Observation ecosystem within the Kingdom. As part of NSG’s broader portfolio of satellite communications, geospatial intelligence, and PNT (Positioning, Navigation, and Timing) capabilities, NSG UP42 contributes to advancing Saudi Arabia’s space economy and supporting the objectives of Vision 2030.

For more information, please visit www.intermap.com.

Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266